SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Regional Management Corp.

(Name of Issuer)

Common Stock, $0.10 Par Value

(Title of Class of Securities)

75902K106
(CUSIP Number)

Matthew Lindenbaum
Basswood Capital Management, L.L.C.
645 Madison Avenue, 10th Floor
New York, NY 10022
(212) 521-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with a copy to)
Michael E. Brandt, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

August 10, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75902K106	Page 2 of 13 Pages
1	NAME OF REPORTING PERSON Basswood Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,074,464 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,074,464 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,074,464 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.21%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 75902K106	Page 3 of 13 Pages
1	NAME OF REPORTING PERSON Basswood Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 288,622 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 288,622 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,622 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.01%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 75902K106	Page 4 of 13 Pages
1	NAME OF REPORTING PERSON Basswood Financial Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 71,356 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 71,356 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,356 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.74%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 75902K106	Page 5 of 13 Pages
1	NAME OF REPORTING PERSON Basswood Financial Long Only Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 33,880 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 33,880 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,880 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.35%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 75902K106	Page 6 of 13 Pages
1	NAME OF REPORTING PERSON Basswood Opportunity Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 183,386 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 183,386 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,386 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.91%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 75902K106	Page 7 of 13 Pages
1	NAME OF REPORTING PERSON Basswood Opportunity Fund, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,288 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,288 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,288 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 75902K106	Page 8 of 13 Pages
1	NAME OF REPORTING PERSON Jonathan D. Brown
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,789
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 17,789
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,789 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.19%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 75902K106	Page 9 of 13 Pages
1	NAME OF REPORTING PERSON Matthew Lindenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,074,464 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,074,464 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,074,464 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.21%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN/HC

CUSIP No. 75902K106	Page 10 of 13 Pages
1	NAME OF REPORTING PERSON Bennett Lindenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,074,464 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,074,464 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,074,464 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.21%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN/HC

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed with respect to the common stock, $0.10 par value per share (the “Common Stock”), of Regional Management Corp., a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on December 15, 2017 and, as amended by Amendment No. 1 dated January 30, 2018 (the “Original Schedule 13D” and, as amended by this Amendment No. 2, the “Schedule 13D”).  Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Original Schedule 13D.

Item 2.     Identity and Background

Item 2 is hereby amended and restated as follows:

(a)	This Schedule 13D is being filed on behalf of:

(i)	Basswood Capital Management, L.L.C. (the “Management Company”) and Basswood Partners, L.L.C. (“Basswood Partners”), each a Delaware limited liability company;

(ii)
Basswood Financial Fund, LP, Basswood Financial Long Only Fund, LP, Basswood Opportunity Partners, LP, each a Delaware limited partnership, and Basswood Opportunity Fund, Inc., a Cayman Islands corporation (collectively, the “Funds”); and

(iii)	Jonathan D. Brown, Matthew Lindenbaum and Bennett Lindenbaum.

Jonathan D. Brown, the Funds and certain managed accounts directly own shares of Common Stock.  The Management Company is the investment manager or adviser to the Funds and the managed accounts and may be deemed to have beneficial ownership over the Common Stock directly owned by the Funds and managed accounts by virtue of the authority granted to it to vote and to dispose of the securities held by them, including the Common Stock held by them.  Basswood Partners is the general partner of each of Basswood Financial Fund, LP, Basswood Opportunity Partners, LP and Basswood Financial Long Only Fund, LP and may be deemed to have beneficial ownership over the Common Stock directly owned by such Funds by virtue of its position as general partner. Jonathan D. Brown, a partner at the Management Company, serves on the board of directors of the Issuer as a representative of the Reporting Persons (as defined below) and directly owns shares of Common Stock. Matthew Lindenbaum and Bennett Lindenbaum are the managing members of the Management Company and control the business activities of the Management Company. The Management Company, Basswood Partners, the Funds, Jonathan D. Brown, Matthew Lindenbaum and Bennett Lindenbaum may be referred to herein as the “Reporting Persons”.

(b)  The address of the principal business and principal office of each of the Reporting Persons is 645 Madison Avenue, 10th Floor, New York, New York 10022.

(c)  The principal business of the Management Company is to serve as investment manager or adviser to the Funds and the managed accounts, and to control the investing and trading in securities of the Funds and the managed accounts.  The principal business of Basswood Partners is to serve as the general partner to the applicable Funds.  The principal business of each of the Funds is investing and trading in securities.  The principal business of Jonathan D. Brown is to act as a partner of the Management Company, and in such capacity serves as a member of the board of directors of the Issuer as a representative of the Reporting Persons. The principal business of each of Matthew Lindenbaum and Bennett Lindenbaum is to act as the managing member of each of the Management Company and Basswood Partners.

(d)  None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of Jonathan D. Brown, Matthew Lindenbaum and Bennett Lindenbaum is a citizen of the United States of America.

Item 5.     Interest in Securities of the Issuer.

Items 5(a) - 5(d) of this Schedule 13D is hereby amended to include the following:

(a) and (b). As of the date of this Amendment No. 2, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Schedule 13D of the Common Stock outstanding.  The percentages used in this Schedule 13D are calculated based upon the approximately 9,582,094  shares of Common Stock outstanding as of August 3, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2022.

The Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 1,074,464 shares of Common Stock held directly by the Funds and the managed accounts. Basswood Partners, the Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 288,622 shares of Common Stock held directly by Basswood Financial Fund, LP, Basswood Financial Long Only Fund, LP and Basswood Opportunity Partners, LP.

By virtue of the relationships among the Reporting Persons, as described in this Schedule 13D, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. If the Reporting Persons were deemed to be such a “group,” such group would collectively beneficially own 1,092,253  shares of Common Stock or 11.40% of Common Stock outstanding on the date of this Amendment No. 2. Each of the Reporting Persons disclaims voting and investment power over shares of the Common Stock, except as set forth on the cover pages of this Schedule 13D, beneficially owned by each other Reporting Person and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any such person is a beneficial owner of any shares as to which it disclaims voting and dispositive power.

(c)   Schedule I hereto sets forth all transactions with respect to the Common Stock effected by the Reporting Persons during the past 60 days.  All such transactions were effected in the open market, and per share prices include any commissions paid in connection with such transactions.

(d)   Other than the Funds, Jonathan D. Brown and the managed accounts that directly hold shares of Common Stock, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of such shares of Common Stock.

(e)     The following Reporting Persons ceased to beneficially own more than five percent of shares of Common Stock since the date of the filing of Amendment No. 1 to the Schedule 13D: Basswood Enhanced Long Short GP, LLC, Basswood Enhanced Long Short Fund, LP and Basswood Financial Fund, Inc.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to include the following:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.3, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Item 7.     Material to be filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to include the following:
Exhibit 99.3 - Joint Filing Agreement, dated as of August 16, 2022.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2022	BASSWOOD CAPITAL MANAGEMENT, L.L.C..

   By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 16, 2022	BASSWOOD PARTNERS, L.L.C.

   By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 16, 2022	BASSWOOD FINANCIAL FUND, LP
   By: Basswood Capital Management, L.L.C.

   By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 16, 2022	BASSWOOD FINANCIAL LONG ONLY FUND, LP
   By: Basswood Capital Management, L.L.C.

   By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 16, 2022	BASSWOOD OPPORTUNITY PARTNERS, LP
   By: Basswood Capital Management, L.L.C.

   By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 16, 2022	BASSWOOD OPPORTUNITY FUND, INC.
   By: Basswood Capital Management, L.L.C.

   By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 16, 2022                                        /s/ Jonathan D. Brown
  Jonathan D. Brown

Dated: August 16, 2022                                        /s/ Matthew Lindenbaum
  Matthew Lindenbaum

Dated: August 16, 2022                                        /s/ Bennett Lindenbaum
  Bennett Lindenbaum

Schedule I

Fund	Trade Date	Shares Purchased (Sold)	Price
Basswood Managed Account	08/09/22	(638)	$37.91
Basswood Managed Account	08/09/22	(404)	$37.91
Basswood Managed Account	08/09/22	(4,000)	$37.91
Basswood Managed Account	08/09/22	(958)	$37.91
Basswood Managed Account	08/10/22	(3,349)	$38.62
Basswood Managed Account	08/10/22	(2,124)	$38.62
Basswood Managed Account	08/10/22	(21,000)	$38.62
Basswood Managed Account	08/10/22	(5,027)	$38.62
Basswood Managed Account	08/11/22	(1,345)	$38.61
Basswood Managed Account	08/11/22	(853)	$38.61
Basswood Managed Account	08/11/22	(8,435)	$38.61
Basswood Managed Account	08/11/22	(2,019)	$38.61
Basswood Managed Account	08/12/22	(2,126)	$38.52
Basswood Managed Account	08/12/22	(1,348)	$38.52
Basswood Managed Account	08/12/22	(13,334)	$38.52
Basswood Managed Account	08/12/22	(3,192)	$38.52
Basswood Managed Account	08/15/22	(2,126)	$38.66
Basswood Managed Account	08/15/22	(1,349)	$38.66
Basswood Managed Account	08/15/22	(13,333)	$38.66
Basswood Managed Account	08/15/22	(3,192)	$38.66